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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PSYCHIATRIC SOLUTIONS INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

74439H108

(CUSIP Number)

July 1, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 74439H108			Page 2 of 5

1.	Name of Reporting Person: Ardent Health Services LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,362,760 shares of Common Stock

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,362,760 shares of Common Stock

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,362,760 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.2%

12.	Type of Reporting Person: OO

(Page 3 of 5 Pages)

SCHEDULE 13G

Item 1(a). Name of Issuer: Psychiatric Solutions, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices: 840 Crescent Centre Drive, Suite 460, Franklin, TN 37067.

Item 2(a). Name of Person Filing: Ardent Health Services LLC.

Item 2(b). Address of Principal Business Office: One Burton Hills Blvd., Suite 250, Nashville, Tennessee 37215.

Item 2(c). Citizenship: Delaware limited liability company.

Item 2(d). Title of Class of Securities: Common Stock, par value $.01 per share.

Item 2(e). CUSIP Number: 74439H108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

     (b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) ☐ Investment company registered under Section 8 of the Investment Company Act.

     (e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 1,362,760 shares

     (b) Percent of class: 6.2%

     (c) Number of shares as to which such person has:

(Page 4 of 5 Pages)

     (i) Sole power to vote or to direct the vote: 1,362,760 shares

     (ii) Shared power to vote or to direct the vote: 0

     (iii) Sole power to dispose or to direct the disposition of: 1,362,760 shares

     (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class. N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. N/A

Item 8. Identification and Classification of Members of the Group. N/A

Item 9. Notice of Dissolution of a Group. N/A

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 5 of 5 Pages)

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2005

ARDENT HEALTH SERVICES LLC
By:	/s/ Stephen C. Petrovich
Stephen C. Petrovich Senior Vice President